ReliaStar Life Insurance Company
and its
Separate Account N

Voya Advantage Century^{SM}
Voya Advantage Century Plus^{SM}
Voya Advantage^{SM}
Voya Encore/Voya Encore Flex

Supplement Dated August 28, 2014

This supplement updates and amends certain information contained in your current variable annuity Contract Prospectuses and Statements of Additional Information ("SAI"). Please read it carefully and keep it with the applicable Contract Prospectus and SAI for future reference.

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IMPORTANT INFORMATION ABOUT THE COMPANY

In connection with Voya Financial, Inc.'s rebranding efforts, the following changes are effective September 1, 2014:

- ING North America Insurance Corporation will be renamed Voya Services Company;
- ING Financial Partners, Inc. will be renamed Voya Financial Advisors, Inc.;
- ING Financial Advisers, LLC will be renamed Voya Financial Partners, LLC; and
- References to ING in any product name will be replaced with Voya (e.g., ING Advantage Century^{SM} will be renamed Voya Advantage Century^{SM}).

In general, all other references to the name ING are replaced with the name Voya with the exception of ING Groep N.V., which will remain unchanged.